December 4, 2024

Marc Hazout
Chief Executive Officer
SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

       Re: SusGlobal Energy Corp.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed May 15, 2024
           File No. 000-56024
Dear Marc Hazout:

        We have reviewed your December 3, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 21, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Exhibits and Financial Statement Schedules, page 72

1. We note that in response to prior comment one, you filed a Form 10-K/A having the complete dated certifications from your principal executive officer and principal financial officer. However, as this amendment contains only the cover page, explanatory note, signature page and revised certifications, an additional amendment of the annual report will be necessary to conform to the guidance in our Regulation S-
       K Compliance & Disclosure Interpretation (C&DI) 246.14. Under the circumstances, the entire report should be filed as an amendment, including all prescribe content and the certifications. You may observe C&DI 246.14 at the following website address:
https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-
       interpretations/divisionscorpfinguidanceregs-kinterphtm
 December 4, 2024
Page 2

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation